UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: June, 29, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Sale of Shares Acquired through a Share Buyback by PT Telkom Indonesia (Persero) Tbk. On 29 June 2016, the Company successfully sold 864,000,000 shares which are part of the treasury stocks of the Company.

TEL. 156/PR000/COP-A0070000/2016

Jakarta, June 29, 2016

The Indonesian Financial Service Authority ("OJK")

Attn. Chief of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re. : Sale of Shares Acquired through Share Buyback by PT Telkom

Indonesia (Persero) Tbk. (“Company”)

Dear Madam

We refer to:

a)                  Bapepam and LK Rule No. XI.B.2 concerning Repurchases of Shares that Have Been Issued by an Issuer or Public Company, Attachment to Decree of Chairman of Bapepam and LK No. Kep-105/BL/2010 dated 13 April 2010 (“Rule No. XI.B.2”)

b)                  Letter from OJK No. S-287/D.04/2016 dated 16 June 2016 concerning The Proposed Waiver Request Towards Rule No. IX.B.2

We hereby inform you that the Company has carried out four buyback programs. The fourth buyback program was conducted on 19 May 2011 and ended on 19 November 2012 (“Fourth Buyback Program”). During the Fourth Buyback Program, the Company successfully purchased 2,601,779,800  shares from the public.

In compliance with Rule No. XI.B.2, on 29 June 2016, the Company successfully sold 864,000,000 shares which are part of the treasury stocks of the Company.

We carried out the sale of the treasury stocks on 29 June 2016 as follows:

1. Purchasers:

a. PT Bahana Securities, having its domicile at Graha Niaga, 19th Floor, Jalan Jenderal Sudirman Kav. 58, Jakarta 12190 Indonesia ("Bahana Securities");

b. PT Danareksa Sekuritas, having its domicile at Jalan Medan Merdeka Selatan No. 14 Jakarta 10110, Indonesia ("Danareksa Sekuritas");

c. PT Mandiri Sekuritas, having its domicile at Plaza Mandiri, 28th Floor, Jalan Jenderal Gatot Subroto Kav. 36-38, Jakarta 12190, Indonesia ("Mandiri Sekuritas"); and

d. Credit Suisse (Hong Kong) Limited, having its address at International Commerce Centre, Level 88, One Austin Road West, Kowloon, Hong Kong. ("Credit Suisse").

Bahana Securities, Danareksa Sekuritas and Mandiri Sekuritas are Purchasers which are affiliated with the Company because they are controlled, directly or indirectly, by the same controller, which is the Republic of Indonesia. Credit Suisse is not a Purchaser who is affiliated with the Company.

2. Price:

The selling price was IDR3,820 per share, which is not lower than IDR1,461  per share which is the average repurchase price of treasury stock, IDR3,563.44  which is the average closing price for the last 90 (ninety) days before the sale, and IDR3,820  per share, which is the closing price a day before the selling date.

As the abovementioned sale, the number of treasury stocks currently held by the Company is 1,737,779,800  shares.

Thank you for your attention.

Sincerely yours,

PT Telkom  Indonesia (Persero) Tbk.

/s/Andi Setiawan

Andi Setiawan

VP Investor Relation

Cc:

1.      Chairman of the Board of Commissioners of the OJK

2.      Deputy Commissioner of Capital Market Supervisory II of the OJK

3.      Head of Capital Market Supervisory Department 2B of the OJK

4.      Director of Financial Valuation of Companies in Services Sector

5.      Head of the Companies Monitoring Division for Trading and Communication of the OJK.

6.      PT Indonesia Stock Exchange throughIDXnet

7.      Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

8.      Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529